SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

11 June 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Director Shareholding
Released	14:01 11 Jun 2002
Number	0789X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Royal & Sun Alliance Insurance Group plc

2. Name of director

Robert John Gunn

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options held under an executive share option scheme and subsequent sale of some of the shares acquired

7. Number of shares / amount of stock acquired

107,309 ordinary shares

8. Percentage of issued class

0.007%

9. Number of shares/amount of stock disposed

56,901 ordinary shares

10. Percentage of issued class

0.004%

11. Class of security

Ordinary shares of 27.5p each

12. Price per share

Exercise price 141.6p

Sale price 268.0p

13. Date of transaction

10 June 2002

14. Date company informed

10 June 2002

15. Total holding following this notification

67,735 ordinary shares

16. Total percentage holding of issued class following this notification

0.005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Caroline Webb

020 7569 6075

25. Name and signature of authorised company official responsible for making this notification

Jan Miller

Group Company Secretary

Date of Notification

11 June 2002

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 11 June 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.